SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549
                                  -------------
                                 SCHEDULE 13E-3

                                 (RULE 13E-100)

           TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 13E-3 THEREUNDER

           RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                 eMachines, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                EM Holdings, Inc.
                            Empire Acquisition Corp.
                                  Lap Shun Hui
--------------------------------------------------------------------------------
                      (Name of Person(s) Filing Statement)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

--------------------------------------------------------------------------------
                                   29076p 10z
                      (CUSIP Number of Class of Securities)

                              Murray Markiles, Esq.
                     Akin, Gump, Strauss, Hauer & Feld, LLP
                       2029 Century Park East, 24th Floor
                              Los Angeles, CA 90067
                                 (310) 229-1000
                -------------------------------------------------
 (Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

     This statement is filed in connection with (check the appropriate box):

     a. |_| The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Act of 1933.

     b. |_| The filing of a registration statement under the Securities Act of 1933.

     c. |X| A tender offer.

     d. |_| None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:

     Check the following box if the filing is a final amendment reporting the results of the transaction:

                                  CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
                 Transaction
                  Valuation*                     Amount of Filing Fee
--------------------------------------------------------------------------------
                $160,998,402                            $32,200
--------------------------------------------------------------------------------


* Estimated for purposes of filing fee only. Calculated as the sum of (a) $154,284,674, the product of $1.06, the per share tender offer price for all the outstanding shares of common stock of eMachines, Inc. (the "Common Shares"), and 145,551,579, the outstanding shares sought in the offer, and
     (b) $6,713,728 the cost to purchase the common stock issuable pursuant to the outstanding options.

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

** The amount of the filing fee equals 1/50th of one percent of the aggregate value of the cash offered by Empire Acquisition Corp. for such number of Common Shares and the shares issuable pursuant to the outstanding options.

|X| Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


     Amount Previously Paid:   $32,200         Filing Party: EM Holdings, Inc.
                               --------                      Empire Acquisition Corp.
                                                             Lap Shun Hui
                                                             eMachines, Inc.
                                                             ------------------------
     Form or Registration No.: SCHEDULE TO     Date Filed:   NOVEMBER 27, 2001
                               -----------                   --------------------


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


                                EXPLANATORY NOTE


     On November 27, 2001, the filing parties filed a combined Schedule TO/Schedule 13E-3 with the Securities and Exchange Commission. The combined Schedule TO/Schedule 13E-3 contained all information required by the applicable rules and regulations of the Securities and Exchange Commission.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify the information set forth in this statement is true, complete and correct.

Dated:  December 14, 2001                EM HOLDINGS, INC.


                                         By:     /S/ LAP SHUN HUI
                                             ---------------------------------
                                         Name:   Lap Shun Hui
                                         Title:  President

Dated:  December 14, 2001                EMPIRE ACQUISITION CORP.


                                         By:     /S/ LAP SHUN HUI
                                             ---------------------------------
                                         Name:   Lap Shun Hui
                                         Title:  President

Dated:  December 14, 2001                By:     /S/ LAP SHUN HUI
                                             ---------------------------------
                                         Name:   Lap Shun Hui


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